CONSENT OF SRK CONSULTING (U.S.) INC.

The undersigned hereby consents to:

(i)

the filing of the written disclosure regarding the technical report entitled “NI 43- 101 Technical Report on Resources Wate Uranium Breccia Pipe – Northern Arizona, USA” dated March 10, 2015 (the “Technical Disclosure”) in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being incorporated by reference into the Company’s Management Information Circular (the “MIC”) which is being included as an exhibit to the Company’s Form 6- K (the “6-K”);

(ii)

the incorporation by reference of the Technical Disclosure, the MIC and the 6-K into the Company’s Registration Statement on Form F-10, and any amendments thereto (File No. 333-194916)(the “F-10”), filed with the United States Securities and Exchange Commission; and

(iii)	the use of our name in the AIF, the 6- K, the MIC, and the F-10.

SRK CONSULTING (U.S.) INC.

Name: Corolla Hoag
Title: Practice Leader

Date: May 26, 2015